Exhibit 11
                                   ----------
                    Opinion of Counsel Re Issuance of Shares
                          [To be executed upon closing]

                                  [Letterhead]

Board of Directors
Microsourceonline, Inc
130 Centennial Parkway North
Hamilton, Ontario, Canada L8E 1H9

Re:  Issuance of Shares

Gentlemen:

     Our firm has acted as counsel to Microsourceonline, Inc., a Delaware corporation ("Company"), in connection with offering of up to 1,666,666 shares of its common stock ("Shares") pursuant to registration on Form SB-1 dated October __, 2002 (the "Statement"). You have requested our opinion as set forth below, to be effective upon closing of the offering described in the Statement.

     In rendering such opinion, we have examined such documents and have made such examination of law as we have deemed relevant and copies of the following documents which we assume comport to the originals thereof.

     1.   Articles of Incorporation of the Company and all amendments thereto.
     2.   Bylaws of the Company and all amendments thereto.
     3. Forms of Underwriting Agreements with each of Equitrade Securities Corporation and Sierra Brokerage Services, Inc.
     4.   The Statement all exhibits thereto.

     Based upon the above, it is our opinion that, provided that the Shares are sold in accordance with the Statement, and the terms of each of the Underwriting Agreements and related Fund Escrow agreement, upon their issuance, the Shares will be the validly and legally issued and non-assessable common stock of the Company.

     This opinion may be filed in connection with the Statement.

                                                     Very truly yours,


                                                     /s/ Glenn P.  Hannemann

                                                     Glenn P.  Hannemann

GPH/dhh